SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 March 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


March 24, 2004


                           BP ANNOUNCES BOARD CHANGE


The Board of BP p.l.c. today announced that Mr. Dick Olver is to relinquish his role as deputy chief executive and will step down from the Board on July 1, 2004.


Mr. Olver, who has been with BP for 30 years, will be retiring from the company to take up the position of chairman of BAE Systems plc.


He will however continue his association with BP. As from May 2004, he will succeed Mr. Rodney Chase as a director on the Board of TNK-BP, taking the office of deputy chairman, and will be engaged on a consultancy basis upon his retirement from BP.


Mr. Olver 57, joined BP in 1973 and has held a number of senior management roles, most recently managing director of Exploration and Production from January 1998 and deputy chief executive since January 2003. Mr. Olver's responsibilities will be absorbed by other managing directors.


Peter Sutherland, chairman of BP, said: "We are very sorry to lose Dick. He has had an excellent career with BP and made a major contribution to the Group's continued success."


Notes to Editors:


- A biography of Mr Olver is attached. Photographs are available from the BP Press Office.


Further enquiries:


BP Press Office, London, tel: +44 (0)207 496 4358/4624/4708/4827



                                    - ENDS -



                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 March 2004                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary